Company Contact:
N. Paul Brost Chief Financial Officer
Command Security Corporation
703-464-4735

COMMAND SECURITY CORPORATION REPORTS FINANCIAL

RESULTS FOR THREE MONTHS AND FISCAL YEAR ENDED MARCH 31, 2013

Herndon, VA***June 27, 2013***Command Security Corporation (NYSE MKT: MOC) today reported its financial results for its fourth fiscal quarter and fiscal year ended March 31, 2013.

Revenues for the three months ended March 31, 2013, were $37,482,094, compared with revenues of $34,879,445 in the same period of the prior fiscal year, an increase of 7.5%. Operating loss for the three months ended March 31, 2013 was $281,867 compared with an operating loss of $1,151,934 in the same period of the prior fiscal year. Net loss for the three months ended March 31, 2013, was $417,874 or $0.05 and $0.04 loss per basic and diluted share, respectively, compared with a net loss of $805,620 or $0.08 loss per basic and diluted share, in the same period of the prior fiscal year.

Revenues for the fiscal year ending March 31, 2013, were $150,218,967, compared with revenues of $141,558,169 for the fiscal year ended March 31, 2012, an increase of 6.1%. Operating income for the fiscal year ended March 31, 2013, was $1,669,153, or 1.1% of revenue, compared with operating income of $980,091, or 0.7% of revenue, in the prior fiscal year. Net income for the fiscal year ended March 31, 2013 was $496,320, or $0.05 per basic and diluted share, compared with $140,760, or $0.01 per basic and diluted share, in the same period of the prior fiscal year.

Adjusted operating income* for the three months ended March 31, 2013, was $532,217, or 1.4% of revenue, compared with a loss of $1,151,934, or 3.3% of revenue, in the same period of the prior fiscal year.

Adjusted operating income* for the fiscal year ended March 31, 2013, was $3,532,055, or 2.4% of revenue, compared with $980,091, or 0.7% of revenue, in the prior fiscal year. Adjusted net income* for the fiscal year ended March 31, 2013, was $1,097,753, or $0.11 per adjusted diluted share*, compared with $140,760, or $0.01 per diluted share, in the same period of the prior fiscal year.

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* “Adjusted operating income,” “adjusted net income” and “adjusted diluted earnings per share” are non-GAAP financial measures. For additional details, please refer to the section of this press release entitled, “Disclosure of Non-GAAP Financial Measures.”

The increase in revenues for the fiscal year ended March 31, 2013, compared with the prior fiscal year was due primarily to the expansion of services provided under a contract with a major transportation company, expansion of services with Delta Air Lines at LaGuardia Airport and the net expansion of services to other new or existing security and aviation customers.

The increase in operating income was driven by the overall increase in revenues and a slight improvement in gross margins partly offset by $1,862,902 of additional labor (mainly employee severance) and other related expenses associated with our previously disclosed plan to consolidate and relocate our corporate headquarters to Herndon, Virginia. This relocation was completed on January 15, 2013.

Craig P. Coy, Chief Executive Officer of Command Security, said, "This has been a very successful fiscal year for the company. We have transitioned our corporate offices under one roof in Herndon, VA and have a new, energetic team working to grow, serve our customers and to meet our shareholders expectations. Our operating and net income for the fiscal year ended March 31, 2013 reflect strong improvement over the prior year despite the $1.9 million of expenses incurred in connection with the relocation and consolidation of our corporate offices. In the coming fiscal year we will continue focusing on our strategic initiatives to streamline our operations in part through the improved deployment of on-line management systems and to drive growth in key vertical sectors."

About Command Security Corporation

Command Security Corporation and its Aviation Safeguards division provide uniformed security officers and aviation security services to commercial, financial, industrial, aviation and governmental customers throughout the United States. As our credo states “Securing All You Value”, we safeguard against theft, fraud, fire, intrusion, vandalism and the many other threats that our customers are facing today. By partnering with each customer, we design programs customized to meet their specific security needs and address their particular concerns. We bring years of expertise, including sophisticated systems for hiring, training, supervision and oversight, backed by cutting-edge technology, to every situation that our customers face involving security. Our mission is to enable our customers to operate their businesses without disruption or loss, and to create safe environments for their employees. For more information concerning our company, please refer to our website at www.commandsecurity.com.

Disclosure of Non-GAAP Financial Measures

In addition to financial measures determined in accordance with United States generally accepted accounting principles (“GAAP”), we are providing certain non-GAAP measures for the three months and fiscal year ended March 31, 2013 for use in assessing our performance. These non-GAAP measures include: (i) adjusted operating income, and, (ii) adjusted net income, each of which have been adjusted to exclude the impact of certain non-recurring labor charges and expenses related to our corporate headquarters relocation, and (iii) adjusted diluted earnings per share, which we calculate as diluted earnings per share adjusted to exclude the estimated per share impact of the same specifically identified items used to calculate adjusted operating income and adjusted net income.

Our reported financial results for the three months and fiscal year ended March 31, 2013, include $814,084 and $1,862,902, respectively, of non-recurring charges, primarily from labor (mainly employee severance) and other related expenses associated with our consolidation and relocation of our corporate headquarters to Herndon, Virginia. We believe that presentation of operating results and related per share amounts exclusive of these costs provides useful supplemental information to facilitate the analysis of our core operating results and comparison of operating results across reporting periods. The usefulness of adjusted operating income, adjusted net income and adjusted diluted earnings per common share as performance measures, however, is limited by the fact that they exclude the impact of certain charges and expenses. Therefore, these non-GAAP financial results should be considered as an addition to, and not a substitute for, or superior to, financial measures calculated in accordance with GAAP. Finally, other companies may define adjusted operating income, adjusted net income and adjusted diluted earnings per share differently and, as a result, our measures of adjusted operating income, adjusted net income and adjusted diluted earnings per share may not be directly comparable to adjusted operating income, adjusted net income and adjusted diluted earnings per share measures of other companies.

Forward-Looking Statements

This announcement by Command Security Corporation (referred to herein as the “Company”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company that are based on management’s assumptions, expectations and projections about the Company. Such forward-looking statements by their nature involve a degree of risk and uncertainty. The Company cautions that actual results of the Company could differ materially from those projected in the forward-looking statements as a result of various factors, including but not limited to the factors described under the heading “Risk Factors” in the Company’s most recent Annual Report on Form 10-K for the fiscal year ended March 31, 2013, filed with the Securities and Exchange Commission, and such other risks disclosed from time to time in the Company’s periodic and other reports filed with the Securities and Exchange Commission. You should consider the areas of risk described above in connection with any forward-looking statements that may be made by the Company. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures the Company makes in proxy statements, quarterly reports on Form 10-Q, annual reports on Form 10-K and current reports on Form 8-K filed with the Securities and Exchange Commission, which are publicly available at the Securities and Exchange Commission’s website at www.sec.gov/edgar.shtml.

COMMAND SECURITY CORPORATION

CONDENSED STATEMENTS OF INCOME

	Three Months Ended March31, (Unaudited)		Fiscal Year Ended March 31, (Audited)
	2013	2012	2013	2012

Revenues	$37,482,094	$34,879,445	$150,218,967	$141,558,169

Operating income (loss)	(281,867)	(1,151,934)	1,669,153	980,091

Other expense	40,007	230,686	131,833	424,331

Provision (benefit) for income taxes	96,000	(577,000)	1,041,000	415,000

Net income (loss)	$(417,874)	$(805,620)	$496,320	$140,760

Net income (loss) per common share
Basic	$(0.05)	$(0.08)	$0.05	$0.01
Diluted	$(0.04)	$(0.08)	$0.05	$0.01

Weighted average number of common shares outstanding
Basic	9,029,665	10,203,998	9,459,591	10,703,881
Diluted	9,522,559	10,295,153	9,609,395	10,798,741

COMMAND SECURITY CORPORATION

CONDENSED BALANCE SHEETS

(Audited)

Balance Sheet Highlights	March 31, 2013	March 31, 2012

Cash	$8,504	$1,175,809
Accounts receivable	28,460,654	20,608,677
Total current assets	32,401,930	26,191,815
Total assets	38,331,143	33,041,683
Short-term debt	8,482,331	6,830,951
Total current liabilities	20,768,032	15,235,721
Total liabilities	21,372,243	15,812,063
Stockholders’ equity	16,958,900	17,229,620
Total liabilities and stockholders’ equity	$38,331,143	$33,041,683

COMMAND SECURITY CORPORATION

Non-GAAP Financial Measures

(Unaudited)

Reconciliation of Non-GAAP Financial Measures

Adjusted operating income, adjusted net income and adjusted diluted earnings per common share for the fiscal year ended March 31, 2013 and 2012 are as follows:

	2013	2012

Operating income	$1,669,153	$980,091
Consolidation and Relocation expenses	1,862,902	--

Adjusted operating income	$3,532,055	$980,091

Net income	$496,320	$140,760
Relocation expenses (net of taxes)	601,433	--

Adjusted net income	$1,097,753	$140,760

Diluted earnings per common share	$0.05	$0.01
Relocation expenses	0.06	--

Adjusted diluted earnings per common share	$0.11	$0.01

Adjusted operating income for the three months ending March 31, 2013 and 2012 is as follows:

	2013	2012

Operating income	($281,867)	($1,151,934)
Consolidation and Relocation expenses	$814,084	--

	$532,217	($1,151,934)